Exhibit 11

BellSouth Corporation

Computation of Earnings Per Share

(Dollars in Millions)

	For the Six Months Ended June 30,
	2005	2006

EARNINGS PER SHARE – BASIC:

Income From Continuing Operations	$ 1,478	$ 1,671

Discontinued Operations, net of tax	381	—

Net Income	$ 1,859	$ 1,671

Weighted Average Shares Outstanding	1,831	1,802

Earnings Per Common Share From Continuing Operations	$ 0.81	$ 0.93

Discontinued Operations	0.21	—

Earnings Per Share	$ 1.02	$ 0.93

EARNINGS PER SHARE – DILUTED:

Income From Continuing Operations	$ 1,478	$ 1,671

Discontinued Operations, net of tax	381	—

Net Income	$ 1,859	$ 1,671

Weighted Average Shares Outstanding	1,831	1,802

Incremental shares from assumed exercise of stock options and payment of restricted stock awards	4	7

Diluted Shares Outstanding	1,835	1,809

Earnings Per Common Share From Continuing Operations	$ 0.81	$ 0.92

Discontinued Operations	0.21	—

Earnings Per Share *	$ 1.01	$ 0.92

* - 2005 does not sum due to rounding.